Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

October 7, 2011

NYSE/WFIC/NAIC-BI Webinar Larry Leibowitz, Chief Operating Officer © NYSE Euronext. All Rights Reserved. October 7, 2011

Legal Disclaimers
Forward-Looking Statements
This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.
Non-GAAP Financial Measures
To supplement NYSE Euronext’s consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP.  Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs, disposal activities and discrete tax items, and (ii) improve overall understanding of NYSE Euronext’s current financial performance and its prospects for the future.  Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance.  The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release.
Safe Harbour Statement
In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding  used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht)
(“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.
Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of
Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.
Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law
No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.
The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Today’s Discussion – NYSE Euronext • Who we are today • Deutsche Boerse • The power of the combination 3

The world is no longer just changing. It's exchanging.
NYSE Euronext.
Powering the exchanging world.

NYSE Euronext.

NYSE Euronext - A Truly Global Marketplace • Brand • Diversification • Global presence & reach • Technology • Our people 4

NYSE Euronext is the World's Largest Cash Equities Marketplace
Market Capitalization ($T)
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
$15.2
$4.6
$3.4
$3.5
$2.7
$2.5
$2.1
$1.4
$1.3
$1.3
NYSE Euronext
Nasdaq/OMX
LSE Group
Tokyo
Shanghai
Hong kong
TSX Group
BM&F Bovespa
Bombay SE
Deutsche Börse

SEXY. MODERN. COOL.

NYSE Euronext

Fun Facts
NYSE lists companies with total market capitalization of $12.5 trillion, more than the next 3 exchanges combined
NYSE lists 518 companies from 47 countries
On a busy day, NYSE processes 2 billion+ messages
26 domestic and international media outlets broadcast from the
NYSE trading floor
The façade of 11 Wall Street is ubiquitous with the U.S. financial markets and is actually a registered trademark of the NYSE

Market Capitalization of domestic companies excluding investment funds; as of August 31, 2011;
Source: World Federation of Exchanges; NYSE Euronext: NYSE, Arca, Amex, Euronext (Paris,
Amsterdam, Brussels, Lisbon), Alternext; Nasdaq/OMX: Nasdaq, Stockholm, Copenhagen, Helsinki,
Riga (Latvia), Tallinn (Estonia), Vilnius (Lithuania), Reykjavik (Iceland); LSE Group: London, AIM,
Borsa Italiana (Milan)
NYSE Euronext (Europe): $2.7
NYSE Euronext (US): $12.5
Data as of August 31, 2011

United States
•
NYSE
•
NYSE Arca
•
NYSE Amex
•
NYSE Liffe U.S
•
Stocks
•
Options
•
Futures
•
Clearing
•
Fixed Income
Europe
•
NYSE Liffe
•
Paris Bourse
•
Amsterdam SE
•
Brussels SE
•
Lisbon SE
•
Stocks
•
Futures
•
Options
•
Clearing
•
OTC Derivatives
•
Fixed Income
Asia & S. America
•
Qatar: 20% stake
in the Qatar
Exchange
•
China: opened
Beijing office
•
India: 5% stake in
Multi Commodity
Exchange
•
Japan: strategic
alliance with
Tokyo Stock
Exchange
The World’s Most Diverse Exchange Group
Other
Cooperation/
Technology
Agreements:
•
Abu Dhabi
•
BM&F
Bovespa
•
Bursa
Malaysia
•
Luxembourg
•
Philippines
•
Qatar
Exchange
•
Tokyo
•
Warsaw

HSBC
The world's local bank
Berkshire Hathaway Inc.
Goldman Sachs
RBC
American Express
VISA
JPMorganChase

MERCK
NOVARTIS
Pfizer
Bristol-Myers Squibb Company
Johnson & Johnson
gsk GlaxoSmithKline
AstraZeneca

United Technologies
John Deere
3M
Boeing
GE
SIEMENS
CATERPILLAR
tyco

PEPSICO
McDonald's
accenture
P&G
Walmart
The Walt Disney Company
The Coca-Cola Company

ArcelorMittal
DOW
VALE
INTERNATIONAL PAPER
ALCOA
DUPONT

中国石油
ExxonMobil
Exelon
ConocoPhillips
Chevron
BR PETROBRAS

salesforce.com
vmware
Demand Media
PANDORA
IBM
LinkedIn
freescale semiconductor
Juniper Networks

NYSE Euronext

90% of the Dow Jones
Industrial Average
80% of the S&P 500
87% of the 2010
Barron’s 500
80% of the 2010
Fortune 500
7 of the 2011 Fortune
Top 10 Globally
Admired Brands
Financials
Industrials
Healthcare
Consumer
/ Services
Materials
Energy /
Utilities
Tech /
Media /
Telecom
98%
81%
94%
77%
88%
98%
51%
All the Leading Global Companies…

Source: NYSE Euronext

Attracting technology
companies from around the
world
NYSE share of Tech IPOs
has increased ~4x since
introduction of new listing
standard
H1 2011 NYSE Market
Share of tech IPOs was
55%
NYSE Market Share
of Tech IPOs
2000 - 2006
H1 2011
*Companies have recently been acquired; **Transfer from Nasdaq to NYSE; *** Amex listed;
SuccessFactors will complete transfer later in 2011
Market share of tech IPOs based on number of IPOs; includes deals > $40mm
Selected Tech Listings 2007-2011
…And the Increasing Destination for Technology Leaders

Despite this, NYSE Euronext is Dwarfed as a Company…
Why?
Emerging markets
Strong derivatives
players
Clearing
Hyper-competitive
landscape in U.S.
$16.8
$9.5
$9.3
$8.8
$6.1
$5.4
$5.2
$4.1
$3.5
$2.9
$2.2
$15.9
CME Hong
Kong
DB BM&F B ICE NYX SGX ASX NDAQ LSE TMX CBOE

Market Capitalization of Global
Exchange Peers as of 9/30/11
($ in Billions)
Source: NYSE Euronext

…Threatening Our Long-Term Positioning
28.1%
15.7%
11.3%
9.9%
5.8%
3.2%
2.4% 2.4%
1.0%
0.5%
0.4%
0.1%
19.0%
NYSE Group NDAQ Internalization Dark Pools BATS EDGX EDGA BYX BX PSX NSX Chicago CBSX

$59.0
$44.2
$38.8
$24.8
$15.0
$14.0
$10.5
$9.0
$8.0
$45.3
Hong Kong Shenzhen NYX Shanghai Toronto LSE Tokyo NDAQ ASX Bombay
% Market Share of U.S.
Stock Market-August 2011
FY2010 IPO Total Proceeds of Global
Exchange Peers
($ in Billions)
Source: NYSE Euronext
Source: NYSE Euronext

eurex

clearstream | DEUTSCHE BÖRSE GROUP

ISE
INTERNATIONAL SECURITIES EXCHANGE

NYSE Euronext.

Deutsche Börse - Who are They?
Some Basics…
Leadership positions in derivatives trading, clearing and risk management
Second largest exchange in terms of net revenue based on
FY 2010 net revenue
Third-largest derivatives exchange
Clearstream-world-class settlement & custody services
Frankfurt Stock Exchange-$1.4 trillion in listings
5
th
largest U.S. equity options exchange

•
•
•
•
•
•

NYSE Euronext

DEUTSCHE BÖRSE GROUP

NYSE Euronext

Merger with Deutsche Börse-Creating a Truly Global Market Place

Iconic global brand
Premier global listing venue and world leading
cash equities venue
Strong derivatives trading presence in US and
EU
Fast-growing information services and
technology solutions franchise
World class technology and proven ability to
integrate
Leader in derivatives trading and clearing
Unique clearing and risk management expertise
across major asset classes (on-exchange / OTC)
Strong suite of world class settlement and
custody services
Attractive market data & analytics offering
including strong index portfolio
World class technology and proven ability to
realize cost efficiencies
The world leader in derivatives and risk
management
The largest, most recognized capital
raising venue in the world
The most compelling exchange
provider of technology services and
information content
The global pioneer in international post-
trade infrastructure and settlement
NewCo Group

Clear Management and Leadership Structure
Title Name Prior Company
Group Chief Executive Officer Duncan Niederauer NYSE Euronext
President & Deputy CEO / Head of Derivatives Andreas Preuss Deutsche Börse
President / Head of Technology Services/IT Dominique Cerutti NYSE Euronext
Chief Financial Officer Gregor Pottmeyer Deutsche Börse
Chief Operating Officer / Head of Cash Trading & Listings Lawrence Leibowitz NYSE Euronext
Head of Market Data & Analytics Frank Gerstenschläger Deutsche Börse
General Counsel John Halvey NYSE Euronext
Head of Settlement & Custody Jeffrey Tessler Deutsche Börse

Executive committee
Board of directors – Comprised of 17 members
Group Chairman – Reto Francioni, formerly CEO of Deutsche Börse
CEO – Duncan Niederauer, formerly CEO of NYSE Euronext
9 independent members appointed by Deutsche Börse
6 independent members appointed by NYSE Euronext
Committees will be split 60 / 40 between Deutsche Börse and NYSE Euronext designees
Board meetings will alternate among key group locations

Roadmap to Completion

Transaction expected to close at the end of 2011
Deutsche Börse tender process to close in November
Surpassed initial 75% acceptance condition with 82.4%
Acceptance rate now over 95%
Competition filing
Currently in Phase II review with European Commission with Statement of
Objections expected shortly-Next step in process
Department of Justice review in U.S. ongoing
On track with relevant regulators; German BaFin approval already received
CFIUS approval in U.S. received
NYSE Euronext shareholders have approved
Over 96% of shares voted were in favor of the merger
NYSE Euronext
Shareholder
Approval
Deutsche Börse
Shareholder
Approval
Regulatory process